UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CymaBay Therapeutics, Inc.

(Name of Subject Company)

CymaBay Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23257D103

(CUSIP Number of Class of Securities)

Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, California 94560

(510) 293-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Hall

Matthew L. Ploszek

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to the terms of the Agreement and Plan of Merger, dated as of February 11, 2024 (the “Merger Agreement”), by and among the Company, Gilead Sciences, Inc., a Delaware corporation (“Parent”), and Pacific Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”):

(i)	Email message to the Company’s employees from Sujal Shah, President and Chief Executive Officer of the Company, dated February 12, 2024

(ii)	Social media post of Robert J. Wills, Ph.D., Chairman of the Board of Directors of the Company, dated February 12, 2024

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company, nor is it a substitute for any tender offer materials that Parent, Purchaser or the Company will file with the U.S. Securities and Exchange Commission (“SEC”). A solicitation and an offer to buy securities of the Company will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at www.sec.gov. Investors and securityholders may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “Investors & Media” section of the Company’s website at www.cymabay.com.

Forward-Looking Statements

This Schedule 14D-9 filing contains “forward-looking statements”. These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the tender offer, the subsequent merger and other related matters, prospective performance and opportunities, post-closing operations and the outlook for the businesses of the Company and Parent, including, without limitation, the ability of Parent to advance the Company’s product pipeline and successfully commercialize seladelpar; the possibility of unfavorable results from clinical trials; regulatory applications and related timelines; and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2022 and any subsequent Form 10-Qs. Any forward-looking statements set forth in this Schedule 14D-9 filing speak only as of the date of this Schedule 14D-9 filing. The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Email message to the Company’s employees from Sujal Shah, President and Chief Executive Officer of the Company, dated February 12, 2024

Exhibit 99.2	Social media post of Robert J. Wills, Ph.D., Chairman of the Board of Directors of the Company, dated February 12, 2024